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                                                                 Exhibit (h)(15)
                    FORM OF PRICING AND BOOKKEEPING AGREEMENT

        AGREEMENT dated as of July , 2002, between each of the Massachusetts business trusts listed on Appendix I hereto (as the same may from time to time be amended to add one or more additional investment companies advised by an affiliate of Columbia Management Group, Inc. ("CMG") or to delete one or more of such trusts), each of such trusts acting severally on its own behalf and not jointly with any of such other trusts (each of such trusts being hereinafter referred to as the "Trust"), and Colonial Management Associates, Inc. ("CMA"), a Massachusetts corporation. Each Trust may offer an unlimited number of separate investment series ("Funds"), each of which may have multiple classes of shares. The Trust and CMA agree as follows:

        1. APPOINTMENT. The Trust appoints CMA as agent to perform the pricing and booking services described below for each Fund on the effective date set forth in Appendix I as amended from time to time.

        2. SERVICES. CMA shall (i) determine and timely communicate to persons designated by the Trust the Funds' net asset values and offering prices per share; and (ii) maintain and preserve in a secure manner the accounting records of the Funds. All records shall be the property of the relevant Fund. CMA will provide disaster planning to minimize possible service interruption.

        3. AUDIT, USE AND INSPECTION. CMA shall make available on its premises during regular business hours all records of a Fund for reasonable audit, use and inspection by the Fund, its agents and any regulatory agency having authority over the Fund.

        4. COMPENSATION. Each Fund will pay CMA a monthly fee of $          for
the first $50 million of Fund assets, plus a monthly percentage fee at the
following annual rates:          % on the next $950 million;           % on the
next $1 billion;          % on the next $1 billion; and            % on the
excess over $3 billion of the average weekly net assets of the Fund for such month.

        5. COMPLIANCE. CMA shall comply with applicable provisions relating to pricing and bookkeeping of the prospectus and statement of additional information of a Fund and applicable laws and rules in the provision of services under this Agreement.

        6. LIMITATION OF LIABILITY. In the absence of willful misfeasance, bad faith or gross negligence on the part of CMA, or reckless disregard of its obligations and duties hereunder, CMA shall not be subject to any liability to the Turst or a Fund, to any shareholder of a Fund or to any other person, firm or organization, for any act or omission in the course of, or connected with, rendering services hereunder.

        7. AMENDMENTS. The Trust shall submit to CMA a reasonable time in advance of filing with the Securities and Exchange Commission copies of any changes in its Registration Statements. If a change in documents or procedures materially increases the cost to CMA of performing its obligations, CMA shall be entitled to receive reasonable additional compensation.

        8. DURATION AND TERMINATION, ETC. This Agreement may be changed only by writing executed by each party. This Agreement: (a) shall continue in effect from year to year so long as approved annually by vote of a majority of the Trustees who are not affiliated with CMA; (b) may be terminated at any time without penalty by sixty days' written notice to either party; and (c) may be terminated at any time for cause by either party if such cause remains unremedied for a reasonable period not to exceed ninety days after receipt of written specification of such cause. Paragraph 6 of this Agreement shall survive

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termination. If the Trust designates a successor to any of CMA's obligations,
CMA shall, at the expense and direction of the Trust, transfer to the successor all Fund records maintained by CMA.

        9. USE OF AFFILIATED COMPANIES AND SUBCONTRACTORS. In connection with the services to be provided by CMA under this Agreement, CMA may, to the extent it deems appropriate, and subject to compliance with the requirements of applicable laws and regulations and upon receipt of approval of the Trustees, make use of (I) its affiliated companies and their directors, trustees, officers, and employees and (ii) subcontractors selected by CMA, provides that CMA shall supervise and remain fully responsible for the services of all such third parties in accordance with and to the extent provided in this Agreement. Except as otherwise provided in paragraph 4 herein, all costs and expenses associated with services provided by any such third parties shall be borne by CMA or such parties.

        10. MISCELLANEOUS. This Agreement shall be governed by the laws of The Commonwealth of Massachusetts.

        A copy of the Declaration of Trust of the Trust is on file with the Secretary of the Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of or arising out of the instrument are not binding upon any of the Trustees or officers or shareholders individually, but binding only upon the assets and property of the Trust.


        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                    THE TRUSTS LISTED ON APPENDIX I


                                    ------------------------------------
                                    By:
                                    Title:


                                    COLONIAL MANAGEMENT ASSOCIATES, INC.


                                    ------------------------------------
                                    By:
                                    Title:

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                                   APPENDIX I

























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